Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

December 7, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonia Gupta Barros

Re:	American Realty Capital Healthcare Trust II, Inc. Registration Statement on Form S-11 Filed October 31, 2012 File No. 333-184677

Dear Ms. Barros:

On behalf of our client, American Realty Capital Healthcare Trust II, Inc. (the “Company”), we are submitting this letter in response to the written comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated November 27, 2012, with respect to the registration statement on Form S-11 filed by the Company with the Commission on October 31, 2012 (File No. 333-184677) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 was filed by the Company today with the Commission.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

General

1.	Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

The Company acknowledges that sales materials to be used in connection with the offering must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. We advise the Staff that the Company has not yet prepared sales materials for use in connection with the offering. The Company will submit all written sales materials proposed to be transmitted to prospective investors, either orally or in writing, to the Staff prior to use.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Please be advised that the Company will submit to the Staff for review all graphics, maps, photographs, and related captions or other artwork including logos that the Company intends to use in the prospectus prior to requesting effectiveness of the Registration Statement. The Company acknowledges that such graphics and pictorial representations are not to be used in any preliminary prospectus distributed to prospective investors prior to the Staff’s review.

3.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure in the section “Market Overview” starting on page 73. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Please be advised that the Company will submit as EDGAR correspondence, or supplementally to the Staff pursuant to Rule 418, support for all quantitative and qualitative business and industry data used in the Registration Statement.

4.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

The Company’s share repurchase program is consistent with programs granted relief by the Division of Corporation Finance in prior no-action letters such as those granted to T REIT Inc. on June 4, 2001 and Wells Real Estate Investment Trust II, Inc. on December 3, 2003. With respect to the Company’s share repurchase program, we note the following: (i) all material information and modifications related to the repurchase program will be fully and timely disclosed to stockholders in the prospectus and the net asset value (“NAV”) per share will be available on the Company’s web site and toll-free information line; (ii) the Company will not solicit repurchases other than through the prospectus and prospectus supplements disclosing the NAV per share; (iii) repurchases will be limited in any 12-month period to 5.0% of the weighted average number of shares of common stock outstanding on December 31st of the previous calendar year; (iv) stockholders may cancel repurchase requests by notifying a customer service representative at the Company’s toll-free information line; (v) there will be no established trading market for the Company’s common stock and the share repurchase program will be terminated if the Company’s shares of common stock are listed on a national securities exchange; and (vi) except as otherwise exempted therein, the Company shall comply with the tender offer rules, including Rule 13e-4 and Regulation 14E.

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5.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

The Company’s share repurchase program is consistent with the class relief previously granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007. With respect to the Company’s share repurchase program during the offering period, we note the following: (i) there is no established trading market for the Company’s common stock; (ii) the Company will terminate its share repurchase program during the distribution of its common stock in the event that a secondary market for the Company’s common stock develops; (iii) the Company will purchase shares of its common stock under its share repurchase program at a price based on the price in the offering, including, at such time as the Company calculates NAV, the NAV per share (to be used to set the price for the Company’s common stock at such time); (iv) the terms of the share repurchase program are fully disclosed in the Company’s prospectus; and (v) except as otherwise exempted therein, the Company shall comply with Regulation M.

6.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Please be advised that no written communications or research reports of the type described above have yet to be prepared. If and when such written communications and research reports are prepared, the Company will supplementally provide copies thereof to the Staff.

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Cover Page

7.	Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

Please be advised that the cover page has been revised to fit within one page as required by Item 501(b) of Regulation S-K. The Company acknowledges that the cover page should be limited to information required by Item 501 and other information that is key to an investment decision.

8.	Please add a summary risk factor to address the risk that a liquidity event is not guaranteed.

Please be advised that the prospectus cover has been revised to include a risk factor addressing the risk that a liquidity event is not guaranteed.

Prospectus Summary, page 1

Are there any risks involved in buying our shares? Page 6

9.	Please add a summary risk factor to address the difficulty you may have in terminating your advisor, even if it performs poorly. For example, please address the risk that you will have to pay substantial fees if you terminate the advisor.

Please be advised that the prospectus has been revised to include a summary risk factor addressing the difficulty that the Company may have in terminating its advisor, even if it performs poorly.

What are the fees that you will pay to the advisor …?, page 12

10.	In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Please be advised that, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, the Company will disclose the amount of fees paid to the advisor, breaking out the amounts paid pursuant to the reimbursement provision, and within reimbursements specifying any amounts reimbursed for salaries or benefits of a named executive officer.

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Asset Management Subordinated Participation, page 15

11.	Please provide an example to demonstrate how this amount will be determined.

Please be advised that the prospectus has been revised to provide an example demonstrating how the asset management subordinated participation will be calculated.

Risk Factors, page 27

12.	We note that you may pay distributions in excess of earnings and cash flow from operations. Please revise your disclosure to affirmatively state whether it is your intent to pay such distributions in excess of earnings and cash flow from operations. Please also revise your risk factor disclosure to address the dilutive impact of distributions paid in excess of earnings.

Please be advised that a risk factor has been added on page 31 of the prospectus which addresses this comment, including stating the Company intends to pay such distributions in excess of earnings and cash flow from operations.

Purchases of common stock by our directors …, page 27

13.	Please revise the subcaption to describe the risk presented in this risk factor.

Please be advised that the above-referenced subcaption has been revised in the prospectus to describe the risk presented in this risk factor.

Management, page 76

Other Key Employees, page 81

14.	Please ensure that you disclose the experience of each individual during at least the past five years. For example, with respect to Mr. Leathers, please disclose his experience from 2007 to February 2011, and with respect to Mr. Wilkins, please disclose his experience from 2007 through October 2010.

Please be advised that the prospectus has been revised to disclose the experience of each individual during at least the past five years.

The Advisor, page 86

15.	Please disclose, approximately, how much time your named executive officers will devote to your operations each week.

Please be advised that the Company cannot, with any degree of certainty, estimate the number of hours its named executive officers will devote to the Company each week. It should be noted, however, that, as disclosed on page 89 of the prospectus, the named executive officers and other key personnel of the Company are expected to spend a significant portion of their time on the Company’s behalf, but this may not always be a majority of their time. Please note that the Company’s advisor is part of a vast organization with a developed infrastructure to handle all of the required functions of the Company. The advisor’s infrastructure includes divisions dedicated to internal functions such as accounting, legal and information technology, as well divisions that handle all due diligence and acquisition-related matters. Additionally, the advisor employs personnel who have extensive experience in selecting and managing commercial properties similar to the properties sought to be acquired by the Company.

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Affiliated Companies, page 88

16.	Please provide the disclosure required by Item 401(c) of Regulation S-K, or tell us why you believe this disclosure is not required.

Please be advised that the prospectus has been revised to include the information required by Item 401(c) of Regulation S-K.

Prior Performance Summary, page 143

Adverse Business Developments, page 153

17.	We note your disclosure that “on September 7, 2011, the note-holders in ARC Income Properties, LLC and ARC Income Properties III, LLC were repaid and the properties were contributed to ARCP as part of its formation transaction.” Please clarify that you were only able to repay the notes by selling securities to new investors as part of the formation transaction.

Please note that the above-referenced disclosure has been revised in the prospectus to clarify that the noteholders of ARC Income Properties, LLC and ARC Income Properties III, LLC were repaid from the proceeds of ARCP’s initial public offering. Please note that repaying such noteholders from the proceeds of ARCP’s initial public offering was one, but not the only, option available to repay such noteholders because, as evidenced by an independent third party valuation of such properties obtained in connection with ARCP’s initial public offering, the properties owned by such entities could have been sold or refinanced as well, resulting in proceeds to repay such noteholders.

Share Repurchase Program, page 192

Share Repurchase Program Generally, page 194

18.	We note, on page 195, that you state: “In the event of a suspension or material modification of our repurchase plan, our board may also modify or suspend our offering of shares for sale.” Please note that if you suspend your offering, it may no longer be deemed a continuous offering under Rule 415 and you may need to file a new registration statement. See Rule 415(a)(1)(x) of the Securities Act.

Please be advised that the above-referenced sentence has been removed from the prospectus. The Company acknowledges that if it suspends the offering, it may no longer be deemed a continuous offering under Rule 415 and the Company may need to file a new registration statement.

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Financial Statements

Note 2 – Summary of Significant Accounting Policies

Purchase Price Allocation, page F-8

19.	Please provide us with more information regarding your process for evaluating whether a lessee will exercise a below market fixed-rate renewal option. In your response provide us with more detail regarding the economic factors you use in your analysis and how management uses them. In addition, please clarify for us if you use any thresholds to determine if a tenant will exercise the below-market option.

The Company takes several factors into account initially and on a quarterly basis to determine whether a lessee will exercise a below market fixed-rate renewal option. As discussed on Page F-8 of the prospectus, the Company considers the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. The Company also considers the current credit rating of the tenant and guarantor, whether the tenant sought any rent concessions during any applicable lease term and any conversations the Company has had with the lessee, guarantor and property manager.

Please note that the Company does not use any thresholds to determine if a tenant will exercise a below-market option.

Offering and Related Costs, pages F-11 and F-12

20.	We note your disclosure that the Advisor is required to reimburse the Company to the extent organization and offering exceed 1.5% of gross offering proceeds. We also note your additional disclosure that organization and offering costs are only a liability of the Company to the extent these costs do not exceed 11.5% of the gross offering proceeds. Please reconcile the apparent discrepancy.

Please be advised that the disclosure provides that the advisor is obligated to reimburse the Company to the extent organization and offering costs (excluding selling commissions and the dealer manager fee) incurred by the Company in the offering exceed 1.5% of gross offering proceeds and that these costs are only a liability of the Company to the extent aggregate selling commissions, the dealer manager fees and other organization and offering costs do not exceed 11.5% of the gross proceeds determined at the end of the offering. As disclosed in Note 4 on page F-14, selling commissions of up to 7.0% of the gross offering proceeds and dealer manager fees of 3.0% of the gross offering proceeds also are payable by the Company in connection with the offering. As a result, the aggregate amount of organization and offering costs (excluding selling commissions and the dealer manager fee) (i.e., 1.5% of gross offering proceeds), selling commissions (i.e., 7.0% of gross offering proceeds) and dealer manager fees (i.e., 3.0% of gross offering proceeds) payable by the Company may be up to 11.5% of gross offering proceeds.

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21.	Please clarify for us whether the Company has incurred any organization costs through the date of your financial statements. To the extent these costs have been paid by the Advisor or an affiliated entity on the Company’s behalf, please tell us and disclose the amount that has been incurred to date. Finally, given your policy is to expense these costs as incurred, explain to us why you have not accrued for these costs as of period end.

The advisor incurred a de minimis amount of organizational costs in structuring the formation of the Company. Because of the non-material nature of the organization costs, the advisor does not intend to charge these costs to the Company and the Company has not accrued any organization costs as a result.

Appendix A – Prior Performance Tables

22.	We note that you have included disclosure regarding entities that are still in the offering process. Please note, if these programs are still engaged in their initial offering, they are not considered to have closed within the most recent three or five years. Please tell us why you have included these programs.

Please be advised that the Company plans to revise the prior performance tables as of December 31, 2012, which revised tables will include only those programs that have closed within the most recent three or five years, as applicable. Such revised tables will be included in the Registration Statement prior to the time the Company requests the acceleration of the effective date thereof. Please note that the prior performance tables have not been revised in Amendment No. 1 as the Company does not yet have information as of December 31, 2012.

Table IV, page A-14

23.	We note, in the introductory paragraph, that you reference only ARC Growth Fund, LLC; however, it appears that you have included other entities in Table IV. Please advise or revise as appropriate.

Please be advised that the above-referenced introductory paragraph has been revised to reference all the entities included in Table IV.

Appendix A-2, page A-2-1

24.	Please tell us why you believe it is appropriate to include this table.

Please be advised that the above-referenced table has been deleted in Amendment No. 1.

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Part II - page II-1

Item 37. Undertakings, page II-3

25.	Please revise your undertaking in clause (A)(2) to conform to Item 512(a)(2).

Please be advised that the above-referenced undertaking has been revised in Amendment No. 1.

Exhibits

26.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence. In addition, we note the exhibit list includes “form of agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please note that the final executed version of Exhibit 3.1 must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

Please be advised that most of the exhibits have been field with Amendment No. 1, which does not include the legal and tax opinions. Drafts of the legal and tax opinions, as well as any other exhibits that have yet to be filed, will be filed with the next amendment to the Registration Statement. With the exception of Exhibit 3.1, the final executed copy of which will be filed as an exhibit to the Registration Statement prior to effectiveness, the Company does not intend to file final executed copies of the other exhibits because they will be entered into concurrently with the effectiveness of the Registration Statement and not prior thereto. The exhibits filed as “form of agreements” will be substantially similar to the versions of such agreements that will be entered into, with the exception of filling in the dates thereof and signatories thereto.

Thank you for your prompt attention to this letter responding to the Staff’s comments. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

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